Exhibit 99.1
- FOR IMMEDIATE RELEASE -
ELRON ANNOUNCES $7 MILLION LOAN AGREEMENT WITH DISCOUNT INVESTMENT CORPORATION
Tel Aviv, June 16, 2009 — Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), today announced that it has entered into an additional loan agreement with Discount Investment Corporation Ltd. (“DIC”), which holds approximately 49% of Elron’s issued and outstanding shares. DIC had previously been granted two loans to Elron, aggregating approximately $8 million. Pursuant to this additional loan agreement, DIC will provide Elron with a loan in an amount equivalent to $7 million bearing interest at a rate of 3.23% per annum and linked to the Israel consumer price index (the “Third Loan”). The Third Loan will be payable at the same time as the previous loans, namely on September 24, 2011, subject to acceleration or postponement in certain circumstances provided in the agreement. The other terms of the Third Loan are substantially the same as the terms of the previous loans.
The granting of the Third Loan is subject to receipt of all required corporate approvals.
The Audit Committee and the Board of Directors each resolved to approve the Third Loan. Since DIC may be deemed to be a controlling shareholder, as defined by Israeli law, if one or more shareholders holding in the aggregate at least 1% of the issued share capital or the voting rights in the Elron notify the company in writing, on or prior to the fourteenth day following this disclosure about his/their objection to the resolutions described above, then the Third Loan will require the approval of a shareholders meeting under section 275 of the Israeli Companies Law.
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to the impact of: the global financial crisis and economic downturn on Elron and its group companies, any decrease in the market value of Given Imaging, the continuing losses incurred by certain group companies, the need of Elron’s group companies for additional capital in order to reach profitability, the possibility of further impairment charges and other risk factors detailed from time to time in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com